UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                               SCREAMINGMEDIA INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    810883108
              -----------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X]     Rule 13d-1(b)

     [ ]     Rule 13d-1(c)

     [ ]     Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
                                Page 1 of 7 Pages

---------------------------
CUSIP No. 810883108
---------------------------

================================================================================
  1    NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Van Wagoner Capital Management, Inc. - 94-3235240
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)[ ]
       (SEE INSTRUCTIONS)                                                (b)[X]
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
     NUMBER OF        5     SOLE VOTING POWER

      SHARES                -0-
                   -------------------------------------------------------------
   BENEFICIALLY       6     SHARED VOTING POWER

     OWNED BY               -0-
                   -------------------------------------------------------------
      EACH            7     SOLE DISPOSITIVE POWER

    REPORTING               3,407,261(1)
                   -------------------------------------------------------------
     PERSON           8     SHARED DISPOSITIVE POWER

      WITH                  -0-
--------------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,407,261(1)
--------------------------------------------------------------------------------
 10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
       SHARES (SEE INSTRUCTIONS)                                         [ ]

       Not Applicable
--------------------------------------------------------------------------------
 11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       8.1%(1)
--------------------------------------------------------------------------------
 12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IA
--------------------------------------------------------------------------------

-----------------
(1) Represents 317,633 shares of Common Stock issuable upon conversion of Series C Preferred Stock and 3,089,628 shares of Common Stock (with the percent ownership calculated based upon an aggregate of 42,112,660 shares outstanding as of November 7, 2001, and assuming the conversion of the Series C Preferred Stock owned by the reporting person).

                               Page 2 of 7 Pages

---------------------------
CUSIP No. 810883108
---------------------------

================================================================================
  1    NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Van Wagoner Funds, Inc. - 39-1836332, 39-1836333, 94-3256424, 94-3286386
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)[ ]
       (SEE INSTRUCTIONS)                                                (b)[X]
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       Maryland
--------------------------------------------------------------------------------
     NUMBER OF        5     SOLE VOTING POWER

      SHARES                3,200,561(1)
                   -------------------------------------------------------------
   BENEFICIALLY       6     SHARED VOTING POWER

     OWNED BY               -0-
                   -------------------------------------------------------------
      EACH            7     SOLE DISPOSITIVE POWER

    REPORTING               -0-
                   -------------------------------------------------------------
     PERSON           8     SHARED DISPOSITIVE POWER

      WITH                  -0-
--------------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,200,561(1)
--------------------------------------------------------------------------------
 10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
       SHARES (SEE INSTRUCTIONS)                                         [ ]

       Not Applicable
--------------------------------------------------------------------------------
 11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       7.6%(1)
--------------------------------------------------------------------------------
 12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IV
--------------------------------------------------------------------------------

---------------
(1) Represents 317,633 shares of Common Stock issuable upon conversion of Series C Preferred Stock and 2,882,928 shares of Common Stock (with the percent ownership calculated based upon an aggregate of 42,112,660 shares outstanding as of November 7, 2001, and assuming the conversion of the Series C Preferred Stock owned by the reporting person).

                               Page 3 of 7 Pages

---------------------------
CUSIP No. 810883108
---------------------------

              This Amendment No. 1 to the undersigned's Schedule 13G, which was originally filed on February 14, 2001 (the "Schedule 13G") with regard to ScreamingMedia Inc. (the "Issuer") is being filed to amend Items 2(a) and 4 of the Schedule 13G. Except as expressly stated herein, there have been no material changes in the information set forth in the Schedule 13G.

Item 2(a).    Name of Person Filing:
----------    ---------------------

              The persons filing this Schedule 13G are (i) Van Wagoner Capital Management, Inc., an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and (ii) Van Wagoner Funds, Inc., an investment company registered under the Investment Company Act of 1940. Van Wagoner Funds, Inc. includes four portfolios, each with a separate I.R.S. identification number, Van Wagoner Emerging Growth Fund, Van Wagoner Micro-Cap Fund, Van Wagoner Post-Venture Fund, and Van Wagoner Technology Fund. Van Wagoner Capital Management, Inc. is the investment adviser to Van Wagoner Funds, Inc. Attached as Exhibit 1 hereto, which is incorporated by reference herein, is an agreement between Van Wagoner Capital Management, Inc. and Van Wagoner Funds, Inc. that this Schedule 13G is filed on behalf of each of them.

Item 4.       Ownership
-------       ---------

              Van Wagoner Capital Management, Inc.
              ------------------------------------

              (a) Amount Beneficially Owned: 3,407,261*

              (b) Percent of Class: 8.1%

              (c) Number of shares as to which such person has:

                 (i) sole power to vote or to direct the vote: -0-

                 (ii) shared power to vote or to direct the vote: -0-

                (iii) sole power to dispose or to direct the disposition of:
                      3,407,261

                (iv) shared power to dispose or to direct the disposition of:
                      -0-

------------------------
* Van Wagoner Capital Management, Inc. and Van Wagoner Funds, Inc. share beneficial ownership over the same 3,200,561 shares.

                               Page 4 of 7 Pages

---------------------------
CUSIP No. 810883108
---------------------------

              Van Wagoner Funds, Inc.
              -----------------------

              (a) Amount Beneficially Owned: 3,200,561*

              (b) Percent of Class: 7.6%

              (c) Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote: 3,200,561

                  (ii) shared power to vote or to direct the vote: -0-

                  (iii) sole power to dispose or to direct the disposition of:
                          -0-

                  (iv) shared power to dispose or to direct the disposition
                        of: -0-




---------------
* Van Wagoner Capital Management, Inc. and Van Wagoner Funds, Inc. share beneficial ownership over the same 3,200,561 shares.


                               Page 5 of 7 Pages

---------------------------
CUSIP No. 810883108
---------------------------



              Exhibits.
              --------

                 1.      Agreement to file Schedule 13G jointly.

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 7, 2002
Date

VAN WAGONER CAPITAL MANAGEMENT, INC.


By: /s/ Garrett R. Van Wagoner
    -------------------------------------
    Garrett R. Van Wagoner, President


VAN WAGONER FUNDS, INC.


By: /s/ Garrett R. Van Wagoner
    -------------------------------------
    Garrett R. Van Wagoner, President



                                Page 6 of 7 Pages